Exhibit 99.1

NEWS RELEASE
Calgary, Alberta, Canada – February 12, 2015
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
ANNOUNCES 2015 FIRST QUARTER DIVIDEND, 2014 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

The Board of Directors of Precision Drilling Corporation (TSX:PD) (NYSE:PDS) (“Precision” or the “Corporation”) has declared a dividend on its common shares of $0.07 per common share, payable on March 12, 2015, to shareholders of record on February 27, 2015.  For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as “eligible dividends”, unless otherwise indicated by Precision.

Revenue this quarter was $619 million or 9% higher than the fourth quarter of 2013, mainly due to higher drilling activity in the U.S., Canada and internationally along with higher average dayrates in the U.S. and internationally.  Revenue from our Contract Drilling Services and Completion and Production Services segments both increased over the comparative prior year period by 10% and 5%, respectively.

Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization (adjusted EBITDA) this quarter were $234 million or 18% higher than the fourth quarter of 2013. Our activity for the quarter, as measured by drilling rig utilization days, increased 4% in Canada, 12% in the U.S. and 2% internationally, compared to the fourth quarter of 2013. Our adjusted EBITDA as a percent of revenue was 38% this quarter, compared to 35% in the fourth quarter of 2013. The increase in adjusted EBITDA as a percent of revenue was mainly due to increases in activity and profitability in our Contract Drilling Services segment and lower costs associated with incentive compensation that are tied to the price of our common shares, which resulted in a recovery of $10 million this quarter.

We recorded a net loss this quarter of $114 million, or net loss per diluted share of $0.39, compared to net earnings of $68 million, or $0.24 per diluted share, in the fourth quarter of 2013.  During the quarter we recorded asset decommissioning and goodwill impairment charges totaling $222 million that, after-tax, reduced net earnings by $182 million and net earnings per diluted share by $0.62. Effective January 1, 2014 we began calculating depreciation on our drilling rigs and service rigs on a straight-line basis which reduced net earnings for the quarter by approximately $2 million or $0.01 per diluted share compared with what net earnings would have been using the previous depreciation method.

For the year ended December 31, 2014 net earnings were $33 million, or $0.11 per diluted share, compared to net earnings of $191 million, or $0.66 per diluted share in 2013, while revenue was $2.4 billion, or 16% more than in 2013. During the year we recorded an asset decommissioning and goodwill impairment charges totaling $222 million that after-tax reduced net earnings by $182 million and net earnings per diluted share by $0.62. Effective January 1, 2014 we began calculating depreciation on our drilling rigs and service rigs on a straight-line basis which reduced net earnings for the year by approximately $29 million or $0.10 per diluted share compared with what net earnings would have been using the previous depreciation method.

Precision concluded 2014 with $857 million in capital expenditures, approximately $28 million lower than planned.  Planned capital expenditures for 2015 are now $467 million and include capital expenditures from new-build announcements in 2014 that will be completed in 2015.  Two new build rigs scheduled for customer delivery in 2015 have been deferred. Currently, our customers’ needs have been met with existing rigs.  A portion of the 2015 capital plan is utilization based and if activity levels increase or decline, Precision has the ability to adjust the plan accordingly.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  “The decline in oil prices over the past eight months has been severe and swift and the energy industry is rapidly adjusting to a lower oil price environment.  The clearest picture of this adjustment is in the reported North America industry rig count declines, which we except will continue in the near term.  Although 2015 is likely to be the most challenging year our industry has experienced this decade, I believe we are better positioned than we ever have been to manage through this downturn.”

“We are strong believers in the long-term fundamentals supporting oil and natural gas development, and believe that our High Performance, High Value services are even more important for our customers in these challenging times.  Our business is scalable and primarily variable cost with the ability to increase and decrease operating expenses and maintenance capital spending with activity, and when we invest in growth capital for customers we protect our capital with long-term contract coverage for our rigs.  As of today, we have an average of 105 term contracts for the full year 2015.  Precision’s strong customer base, diverse geographic exposure, contract coverage, asset quality, scale of operations and liquidity position provide us the financial and operational levers to sustain our business while remaining poised for growth opportunities even in these down cycle periods.”

“The quality of our rig fleet is better than it has ever been with a fleet of 217 Tier 1 Super Series rigs at the end of 2014 and 17 additional rigs scheduled for delivery in 2015.  These Super Series rigs, a critical component of our High Performance, High Value strategy, deliver maximum efficiency to customers, reducing unconventional resource development costs and increasing their economic returns.  Our alliance with Schlumberger, integrating Tier 1 Super Series rigs with premium downhole technology, has proven an effective solution for many of our customers to generate cost savings.  In the fourth quarter we had nearly twice the number of alliance jobs as we did in the third quarter.”

“Our international operations performed well in 2014 and grew as customers in the Middle East took delivery of three new build rigs during the year and one upgraded rig.  We plan to deliver another new-build rig to the region in the first half of this year and upon delivery, we will have 14 rigs working in international operations, an increase from just two rigs three years ago.  We will continue to focus on technically challenging work for top customers in the international market and plan to prudently grow this business over the coming quarters.”

“We were able to reduce our 2014 capital expenditures during the fourth quarter and have made reductions to our 2015 capital spending plan to address changes in industry conditions.  Our financial position remains strong with over $490 million in cash at the end of 2014 and no principal payments due on our long-term debt until 2019.”

“Industry downturns are difficult for all, but they affect our rig crews more than anybody else.  Each one of our active rigs is tied to 20 or 25 skilled and trained Precision field hands and at this time last year we had nearly 250 rigs running and today we have less than 200.  Precision recruited, trained and developed many excellent crews to support the demands of our customers over the past several years, and unfortunately we now don’t have work for many of these dedicated workers.  When the industry begins to add rigs again, I am certain Precision rigs will be among the first to be re-activated and I know we will do everything we can to get our Precision trained crews back up and operating our rigs, which are among the most efficient in the industry”, concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Adjusted EBITDA and funds provided by operations are additional GAAP measures.  See “ADDITIONAL GAAP MEASURES”.

Financial Highlights
	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Revenue	618,525	566,909	9.1	2,350,538	2,029,977	15.8
Adjusted EBITDA	234,011	197,744	18.3	800,370	638,833	25.3
Adjusted EBITDA % of revenue	37.8%	34.9%		34.1%	31.5%
Net earnings (loss)	(114,044)	67,921	n/m	33,152	191,150	(82.7)
Cash provided by operations	134,887	94,452	42.8	680,159	428,086	58.9
Funds provided by operations	172,059	155,816	10.4	697,474	461,973	51.0
Capital spending:
Expansion	235,636	53,734	338.5	571,383	282,145	102.5
Upgrade	42,529	29,926	42.1	136,475	141,132	(3.3)
Maintenance and infrastructure	60,085	39,382	52.6	148,832	112,527	32.3
Proceeds on sale(1)	(53,304)	(3,351)	1,490.7	(101,826)	(13,372)	661.5
Net capital spending	284,946	119,691	138.1	754,864	522,432	44.5

Earnings (loss) per share:
Basic	(0.39)	0.24	n/m	0.11	0.69	(84.1)
Diluted	(0.39)	0.24	n/m	0.11	0.66	(83.3)
Dividends paid per share	0.07	0.06	16.7	0.25	0.21	19.0
(1)
For the three months ended December 31, 2014 includes proceeds of $44 million from the disposal of our U.S. coil tubing assets and for the year ended 2014 also includes proceeds of $26 million from the disposal of certain trucks and other related assets used to support drilling rig moves in Texas and New Mexico in the third quarter of 2014.

n/m – calculation not meaningful

Operating Highlights
	Three months ended December 31,			Year ended December 31,
	2014	2013	% Change	2014	2013	% Change
Contract drilling rig fleet	313	327	(4.3)	313	327	(4.3)
Drilling rig utilization days: Canada	8,550	8,201	4.3	32,810	30,530	7.5
U.S.	9,214	8,258	11.6	35,075	30,268	15.9
International	1,072	1,052	1.9	4,036	3,555	13.5
Service rig fleet	177	222	(20.3)	177	222	(20.3)
Service rig operating hours	70,350	71,981	(2.3)	273,194	283,576	(3.7)

Financial Position
(Stated in thousands of Canadian dollars, except ratios)	December 31, 2014	December 31, 2013
Working capital	598,492	305,783
Long-term debt(1)	1,852,186	1,323,268
Total long-term financial liabilities	1,881,275	1,355,535
Total assets	5,308,996	4,579,123
Long-term debt to long-term debt plus equity ratio(1)	0.43	0.36
(1)	Net of unamortized debt issue costs.

Our portfolio of term customer contracts, a scalable operating cost structure and economies achieved through vertical integration of the supply chain all help us manage our business through the industry cycles.

Precision’s strategic priorities for 2015 are as follows:

1.
Work with our customers to lower well costs – Deliver High Performance, High Value services to customers to create maximum efficiency and lower risks for development drilling programs. Utilize unique platform of Tier 1 assets, geographically diverse operations and highly efficient service offering to deliver cost-reducing solutions.  Grow our cost-reducing integrated directional drilling service with the Schlumberger alliance.

2.
Maximize cost efficiency throughout the organization – Continue to leverage Precision’s scale to reduce costs and deliver High Performance.  Maximize benefits of variable nature of operating and capital expenses.  Maintain efficient corporate cost structure by optimizing systems for assets, people and business management.  Do not sacrifice focus on worker safety, premium service quality and employee development.

3.
Reinforce our competitive advantage – Gain market share as Tier 1 assets remain most in demand rigs.  High grade our active rig fleet by delivering new-build rigs and maximizing customer opportunities to utilize High Performance assets.  Deliver consistent, reliable, High Performance service.  Retain and continue to develop the industry’s best people.

4.	Manage liquidity and focus activities on cash flow generation.

During the quarter we incurred asset decommissioning and goodwill impairment charges totaling $222 million.  The asset decommissioning charge of $127 million is associated with 29 drilling rigs, including ten rigs in the U.S. and 19 rigs in Canada, 35 service rigs and two snubbing units, all of which were based in Canada.  In addition, we changed our depreciation estimates at the start of 2014 to reflect the steadily declining demand for legacy drilling rigs and increased demand for highly efficient, technologically advanced drilling rigs.  We believe the recent drop in oil prices and the number of new-build drilling rigs that entered the market in 2014 and are expected to be delivered in the first half of 2015, are effectively rendering these legacy assets obsolete.

After the rig decommissioning, completion of a review and reclassification of certain existing rigs and delivery of the 17 contracted and undelivered new-build rigs in 2015, Precision’s drilling rig fleet will consist of 330 drilling rigs, including 234 Tier 1 rigs, 74 Tier 2 rigs and 22 PSST rigs.  For the Tier 1 rigs, 122 will be in Canada, 106 in the U.S. and six internationally.

Under International Financial Reporting Standards, we are required to assess the carrying value of assets in our cash generating units containing goodwill annually.  We believe some of our legacy goodwill no longer has an economic useful life and have taken an impairment charge to reflect this reality.  During the quarter we incurred a goodwill impairment charge of $95 million related to our Completion and Production Services segment.

West Texas Intermediate oil prices dropped considerably throughout the third and fourth quarters of this year and have declined by approximately 54% since the third quarter peak on July 23, 2014.  As at February 11, 2015, West Texas Intermediate oil prices were approximately US$49.

For the fourth quarter of 2014, the average Henry Hub natural gas price was slightly lower than the 2013 average.

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	72.99	97.50	93.06	98.02

Natural gas
Canada
AECO (per MMBtu) (Cdn$)	3.61	3.53	4.45	3.18
U.S.
Henry Hub (per MMBtu) (US$)	3.75	3.85	4.33	3.73

Summary for the three months ended December 31, 2014:

●    We realized an operating loss (see “Additional GAAP Measures”) this quarter of $22 million a decrease of $130 million from the fourth quarter 2013 operating earnings of $108 million.  In the fourth quarter of 2014, we recorded a decommissioning charge of $127 million related to the decommissioning of certain equipment.    Excluding the decommissioning charges, operating earnings were $105 million or 17% of revenue, compared to $108 million or 19% in 2013.  Operating earnings were positively impacted by the increase in drilling activity and dayrates in our contract drilling rig operations partially offset by an increase in depreciation from moving to the straight-line method, the depreciation on asset additions and the loss on disposal of selling certain assets.

●    General and administrative expenses this quarter were $26 million, $8 million less than the fourth quarter of 2013.  The decrease is due to lower costs associated with incentive compensation that are tied to the price of our common shares, partially offset by increased costs associated with expansion efforts.

●    As a result of our annual review of the estimated useful lives and method of depreciation for our property, plant and equipment, effective January 1, 2014 we began calculating depreciation on our drilling rigs and service rigs on a straight-line basis.  Existing assets were assessed for their remaining useful lives and are being depreciated prospectively on a straight-line basis.  New drilling rigs are depreciated based on the expected life of individual asset components with an approximate weighted average life of 15 years and 7% salvage value.  New service rigs are depreciated based on the expected life of the asset component with an approximate weighted average life of 20 years with 10% salvage value.  The move to straight-line reflects the demand for technologically advanced assets which are expected to depreciate over time rather than on a per unit basis.  The use of straight-line depreciation results in idle assets being more aggressively depreciated.  In the fourth quarter of 2014 depreciation expense calculated using the straight-line method with revised asset life expectancy was $112 million.  Had we continued to depreciate assets using units of production, depreciation would have been $109 million.  The additional depreciation expense for the year ending December 31, 2014 from this change was approximately $43 million.  Our current quarter depreciation expense includes $17 million related to losses on disposal of equipment.

●    Under International Financial Reporting Standards, we are required to assess the carrying value of our assets in cash generating units containing goodwill annually.  Due to the decrease in oil and natural gas well drilling in Canada and the outlook for pricing, we recognized a $95 million goodwill impairment charge in the quarter which represents the full amount of goodwill attributable to our Canadian well servicing operation and wastewater treatment operations.

●    Net finance charges were $30 million, an increase of $7 million compared with the fourth quarter of 2013 due to interest costs from the issuance of US$400 million of 5.25% Senior Notes on June 3, 2014 and the weakening Canadian dollar on our U.S. dollar denominated interest.

●    Average revenue per utilization day for contract drilling rigs decreased slightly in the fourth quarter of 2014 to $22,648 from the prior year fourth quarter of $22,932 in Canada and increased slightly in the U.S. to US$24,118 from US$23,841.  The decrease in revenue rates for Canada is primarily due to competitive pricing in some rig segments partially offset by added new-build and upgraded rigs entering the fleet compared to the prior year quarter.   The increase in revenue rates for the U.S. is primarily due to additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter and higher rates for well-to-well and re-contracted term rigs partially offset by decreased turnkey revenue in the current quarter.  Turnkey revenue for the fourth quarter of 2014 was US$11 million compared with US$17 million in the 2013 comparative period.  Within the Completion and Production Services segment, the average hourly rate for service rigs was $906 in the fourth quarter of 2014 compared to $878 in the fourth quarter of 2013.  The increase in the average hourly rate is the result of rig mix partially offset by the absence of our U.S. coil tubing assets, disposed in the fourth quarter from the calculation.

●    Average operating costs per utilization day for drilling rigs increased in the fourth quarter of 2014 to $10,670 from the prior year fourth quarter of $10,391 in Canada while in the U.S. costs decreased to US$13,522 in 2014 from US$14,150 in 2013.  The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2014.  The cost decrease in the U.S. was primarily due to costs associated with lower turnkey activity.

●    We realized revenue from international contract drilling of $52 million in the fourth quarter of 2014, a $5 million increase over the prior year period due to expansion in the Middle East with three new build rigs deployed in 2014.

●     Directional drilling services realized revenue of $31 million in the fourth quarter of 2014 consistent with the prior year period.

●    Funds provided by operations in the fourth quarter of 2014 were $172 million, an increase of $16 million from the prior year comparative quarter of $156 million.  The increase was primarily the result of higher activity levels.

●    Capital expenditures for the purchase of property, plant and equipment were $338 million in the fourth quarter, an increase of $215 million over the same period in 2013.  Capital spending for the fourth quarter of 2014 included $236 million for expansion capital, $42 million for upgrade capital and $60 million for the maintenance of existing assets and infrastructure spending.

●    During the quarter we sold our U.S. coil tubing assets for total cash of C$44 million.

Summary for the year ended December 31, 2014:

●    Revenue for 2014 was $2,351 million, an increase of 16% from 2013.

●    Operating earnings were $225 million, a decrease of $81 million or 26% from 2013.  In the fourth quarter of 2014, we recorded an asset decommissioning charge of $127 million related to the decommissioning of certain equipment.  Excluding the decommissioning charge, operating earnings were $352 million or 15% of revenue, compared to $306 million or 15% in 2013.  Operating earnings were positively impacted by the increase in drilling activity and rates in our contract drilling rig operations partially offset by an increase in depreciation from moving to the straight-line method, the depreciation on asset additions and losses on disposal of selling certain assets.

●    General and administrative costs were $144 million, an increase of $2 million from 2013 primarily as a result of increased costs associated with growth efforts partially offset by a decrease in incentive compensation costs tied to the performance of Precision’s common shares in 2014.

●     Depreciation expense calculated using the straight-line method with revised asset life expectancy was $431 million for 2014. Had we continued to depreciate assets using units of production, depreciation would have been $388 million.

●      Due to the decrease in oil and natural gas well drilling in Canada and the outlook for pricing, we recognized a $95 million goodwill impairment charge in 2014 which represents the full amount of goodwill attributable to our Canadian well servicing operation and wastewater treatment operations.

●    Net finance charges were $110 million in 2014, an increase of $16 million from 2013.  In June 2014 we issued US$400 million of 5.25% Senior Notes.

●    Funds provided by operations (see “Additional GAAP Measures”) in 2014 were $697 million, an increase of $236 million from 2013.

●    We realized revenue from international contract drilling of $195 million in 2014, a $58 million increase over 2013 due to expansion in the Middle East with three new-build rigs deployed in 2014.

●     Directional drilling services realized revenue of $124 million in 2014, a decrease of $4 million from 2013.

●    Capital expenditures for the purchase of property, plant and equipment were $857 million in 2014, an increase of $321 million over 2013.  Capital spending for 2014 included $571 million for expansion capital, $137 million for upgrade capital and $149 million for the maintenance of existing assets and infrastructure.

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue and, as of February 11, 2015, we had term contracts in place for an average of 49 rigs in Canada, 63 in the U.S. and 13 internationally for the first quarter of 2015 and an average of 45 rig contracts in Canada, 49 in the U.S. and 11 internationally for the full year in 2015.  In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access.  In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity
In the U.S., our average active rig count in the fourth quarter was 100 rigs, up ten rigs over the fourth quarter in 2013 and up three rigs over the third quarter of 2014.  We currently have 86 rigs active in the U.S.

In Canada, our average active rig count in the fourth quarter was 93 rigs, an increase of four over the fourth quarter in 2013 and up five rigs over the third quarter of 2014. We currently have 79 rigs active in Canada.

In general we expect lower drilling activity levels and pricing pressure on spot market rigs in North America as significantly lower oil prices have caused producers to meaningfully reduce drilling budgets.  We expect Tier 1 rigs to remain the preferred rigs of producers in the North American market and for us to benefit from our completed fleet enhancements over the past several years as well as recent and scheduled delivery of contracted new-build and upgraded rigs to the North American market in 2015.

Internationally, our average active rig count in the quarter was 12 rigs, consistent with the fourth quarter in 2013 and up one rig over the third quarter of 2014.  During the quarter we took delivery of a new-build rig for work in the Kingdom of Saudi Arabia and an upgraded rig for operations in the country of Georgia, scheduled to begin operations in the first quarter of 2015.  We expect to take delivery of a new-build rig to begin operations in Kuwait in mid-2015.

Industry Conditions
Industry drilling activity in the U.S. continues to decline with the active rig count down 470 rigs since the industry peak in late November 2014, according to industry sources.  Since the peak, the active rig count has declined for 11 consecutive weeks.  The active rig count in Canada is maintaining seasonally higher activity levels, but year to date activity levels are well below levels experienced at this time last year.  According to industry sources, as of February 6, 2015, the U.S. active land drilling rig count was down approximately 18% from the same point last year and the Canadian active land drilling rig count was down approximately 39%.  The decrease in the North American rig count has been caused by lower spending by producers as a result of weaker oil prices.

To date in 2015, approximately 48% of the Canadian industry’s active rigs and 81% of the U.S. industry’s active rigs were drilling for oil targets, compared to 65% for Canada and 80% for the U.S. at the same time last year.

Capital Spending
Capital spending in 2015 is expected to be $467 million:

●
The 2015 capital expenditure plan includes $355 million for expansion capital, $73 million for sustaining and infrastructure expenditures, and $39 million to upgrade existing rigs. We expect that the $467 million will be split $461 million in the Contract Drilling segment and $6 million in the Completion and Production Services segment.

●
Precision’s expansion capital plan for 2015 includes the completion of 17 new-build drilling rigs to be delivered in the first three quarters of the year, 13 for the U.S., three for Canada and one for Kuwait

The 13 rigs for the U.S. are all Super Triple rigs and are scheduled to be delivered to multiple unconventional basins for five different customers.  The new-build rigs in Canada are ST-1200 rigs for three different customers and are expected to be delivered in the first and third quarters of 2015.  The Kuwait new-build is a ST-1500 rig and is expected to be delivered in June.

Following is a new-build delivery schedule for deliveries in 2014 and expected deliveries in 2015.  All of the rigs shown on the table below are backed by customer contracts.

	2014					2015
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Rig Deliveries
Canada	2	-	1	2	5	2	-	1	-	3
U.S.	1	1	1	4	7	7	6	-	-	13
International	-	2	-	1	3	-	1	-	-	1
	3	3	2	7	15	9	7	1	-	17

●	The 2015 capital plan includes minimal rig upgrades and will vary depending on the scope of the upgrades.

●	Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2015. The Nisku Centre construction is complete and has been in operation since July.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars)	2014	2013	% Change	2014	2013	% Change
Revenue:
Contract Drilling Services	531,710	484,349	9.8	2,017,110	1,719,910	17.3
Completion and Production Services	89,444	85,385	4.8	343,556	323,353	6.2
Inter-segment eliminations	(2,629)	(2,825)	(6.9)	(10,128)	(13,286)	(23.8)
	618,525	566,909	9.1	2,350,538	2,029,977	15.8
Adjusted EBITDA:(1)
Contract Drilling Services	232,436	200,271	16.1	821,490	653,664	25.7
Completion and Production Services	16,014	16,261	(1.5)	57,954	61,032	(5.0)
Corporate and other	(14,439)	(18,788)	(23.1)	(79,074)	(75,863)	4.2
	234,011	197,744	18.3	800,370	638,833	25.3
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

(Stated in thousands of Canadian dollars, except where noted)	Three months ended December 31			Year ended December 31,
	2014	2013	% Change	2014	2013	% Change
Revenue	531,710	484,349	9.8	2,017,110	1,719,910	17.3
Expenses:
Operating	291,308	273,107	6.7	1,147,826	1,019,156	12.6
General and administrative	7,966	10,971	(27.4)	47,794	47,090	1.5
Adjusted EBITDA(1)	232,436	200,271	16.1	821,490	653,664	25.7
Depreciation	102,371	79,687	28.5	381,465	292,217	30.5
Loss on asset decommissioning	97,947	-	n/m	97,947	-	n/m
Operating earnings(1)	32,118	120,584	(73.4)	342,078	361,447	(5.4)
Operating earnings as a percentage of revenue	6.0%	24.9%		17.0%	21.0%
Drilling rig revenue per utilization day in Canada	22,648	22,932	(1.2)	22,250	22,108	0.6
Drilling rig revenue per utilization day in the U.S.(2) (US$)	24,118	23,841	1.2	24,330	23,575	3.2
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts in 2013.
n/m – calculation not meaningful

	Three months ended December 31,
Canadian onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	174	797	187	819
Drilling rig operating days (spud to release)	7,567	33,741	7,202	32,517
Drilling rig operating day utilization	43%	45%	42%	43%
Number of wells drilled	919	3,009	873	2,975
Average days per well	8.2	11.2	8.2	10.9
Number of metres drilled (000s)	1,643	6,746	1,489	6,301
Average metres per well	1,788	2,242	1,706	2,118
Average metres per day	217	200	207	194

	Year ended December 31,
Canadian onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	174	797	187	819
Drilling rig operating days (spud to release)	29,093	131,021	26,983	120,043
Drilling rig operating day utilization	42%	44%	39%	40%
Number of wells drilled	3,091	10,942	3,211	10,903
Average days per well	9.4	12.0	8.4	11.0
Number of metres drilled (000s)	5,864	24,657	5,576	22,733
Average metres per well	1,897	2,253	1,736	2,085
Average metres per day	202	188	207	189
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2014		2013
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	94	1,724	81	1,706
June 30	93	1,802	80	1,710
September 30	97	1,842	81	1,709
December 31	100	1,856	90	1,697
Year to date average	96	1,806	83	1,705
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $532 million this quarter, or 10% higher than the fourth quarter of 2013, while adjusted EBITDA increased by 16% to $232 million.  The increases were mainly due to higher drilling rig utilization days in our U.S. and Canadian contract drilling businesses and higher average day rates in our U.S. and international drilling businesses.

Operating earnings for our international business improved as average day rates increased 27% while drilling rig utilization days for the quarter were 2% higher than the prior year comparative period.  The average day rate is up as we are realizing a higher percentage of our fleet utilization from our Middle East operations.

Drilling rig utilization days in Canada (drilling days plus move days) were 8,550 during the fourth quarter of 2014 were, an increase of 4% compared to 2013 primarily resulting from the delivery of new-build and upgraded rigs over the last 12 months.  Drilling rig utilization days in the U.S. were 9,214, or 12% higher than the same quarter of 2013.  The increase in U.S. activity was primarily due to strong demand for Tier 1 assets and has resulted in market share gains over the past year due to our high percentage of Tier 1 assets.  The majority of our North American activity came from oil and liquids-rich natural gas related plays.

Compared to the same quarter in 2013, drilling rig revenue per utilization day was up 1% in the U.S. while Canada was down 1%.  The increase in average dayrates for the U.S. was driven by improved rig mix and higher rates for well-to-well and re-contracted rigs partially offset by lower turnkey revenue.  In Canada the dayrate decrease was the result of competitive pricing in some rig segments partially offset by new-build and upgraded rigs entering the fleet compared to the prior year quarter.

In Canada, 42% of utilization days in the quarter were generated from rigs under term contract, compared to 44% in the fourth quarter of 2013.  In the U.S., 69% of utilization days were generated from rigs under term contract as compared to 62% in the fourth quarter of 2013.  At the end of the quarter, we had 48 drilling rigs under contract in Canada, 63 in the U.S. and 12 internationally.

Operating costs were 55% of revenue for the quarter, which was two percentage points lower than the prior year period.  On a per utilization day basis, operating costs for the drilling rig division in Canada were higher than the prior year primarily because of higher crew wages and labour burden.  In the U.S., operating costs for the quarter on a per day basis were down from the fourth quarter of 2013 primarily as a result of lower turnkey activity.

During the fourth quarter the Contract Drilling Services segment recognized a loss of $98 million related to the decommissioning of 29 drilling rigs, 19 in Canada and ten in the United States, along with certain spare equipment.  Depreciation expense in the quarter was 29% higher than in the fourth quarter of 2013 due to changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES
	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2014	2013	% Change	2014	2013	% Change
Revenue	89,444	85,385	4.8	343,556	323,353	6.2
Expenses:
Operating	70,000	65,199	7.4	268,129	242,768	10.4
General and administrative	3,430	3,925	(12.6)	17,473	19,553	(10.6)
Adjusted EBITDA(1)	16,014	16,261	(1.5)	57,954	61,032	(5.0)
Depreciation	24,849	8,324	198.5	58,621	32,630	79.7
Loss on asset decommissioning	28,752	-	n/m	28,752	-	n/m
Operating earnings (loss)(1)	(37,587)	7,937	n/m	(29,419)	28,402	(203.6)
Operating earnings (loss) as a percentage of revenue	(42.0%)	9.3%		(8.6%)	8.8%
Well servicing statistics:
Number of service rigs (end of period)	177	222	(20.3)	177	222	n/m
Service rig operating hours	70,350	71,981	(2.3)	273,194	283,576	(3.7)
Service rig operating hour utilization	33%	35%		32%	36%
Service rig revenue per operating hour	906	878	3.2	907	854	6.2
(1) See “ADDITIONAL GAAP MEASURES”.
n/m – calculation not meaningful

Revenue from Completion and Production Services was up $4 million or 5% compared to the fourth quarter of 2013, as higher average rates resulted from improved product mix as a greater proportion of higher end services were provided in the current quarter compared with the prior year.  Well servicing activity in the fourth quarter was down slightly over the fourth quarter of 2013 in both Canada and the U.S.   Approximately 86% of the fourth quarter Canadian service rig activity was oil related.  In the fourth quarter of 2014 we sold our U.S. coil tubing assets.

Average service rig revenue per operating hour in the fourth quarter was $906 or $44 higher than the fourth quarter of 2013.  The increase was primarily the result of rig mix as we completed a greater proportion of higher end services in the current year partially offset by the sale of our U.S. coil tubing assets which generally received a higher rate per hour.

Adjusted EBITDA was $16 million, in line with the fourth quarter of 2013 as higher average rates were offset by a decline in activity.

Operating costs as a percentage of revenue increased to 78% in the fourth quarter of 2014, from 76% in the fourth quarter of 2013. Operating costs per service rig operating hour were higher than in the fourth quarter of 2013 mainly because of the increase in costs associated with the coil tubing operations.

Included in depreciation this quarter is the loss on disposal of our U.S. coil tubing assets for $14 million.  Depreciation excluding the loss on disposal of our coil tubing assets in the fourth quarter of 2014 was 32% more than the fourth quarter of 2013 because of changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had an adjusted EBITDA loss of $14 million for the fourth quarter of 2014, $4 million less than 2013 comparative period due primarily to lower share based incentive compensation.

OTHER ITEMS

Net financial charges for the quarter were $30 million, an increase of $7 million from the fourth quarter of 2013, driven by the impact of the issuance of US$400 million 5.25% Senior Notes on June 3, 2014 and the impact of the weaker Canadian dollar on our U.S. dollar denominated interest.  We had a foreign exchange loss of $1 million during the fourth quarter of 2014 due to the weakening of the Canadian dollar versus the U.S. dollar, which affected the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income tax expense for the quarter was a recovery of $35 million compared with a expense of $20 million in the same quarter in 2013. The decrease is due to the loss on asset decommissioning in the fourth quarter.

In August 2014 the Ontario Court of Appeal ruled in favour of Precision’s wholly owned subsidiary, reversing a decision by the Ontario Superior Court of Justice in June 2013 regarding the reassessment of Ontario income tax for the subsidiary’s 2001 through 2004 taxation years. The Ontario Minister of Revenue has made an application to the Supreme Court of Canada seeking leave to appeal this decision.  We expect the Supreme Court of Canada to render its decision on the application for leave to appeal by the end of the first half of 2015.

The $55 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, will continue to be reflected as a long-term receivable until this matter is fully resolved.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down. We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

In June 2014 we issued US$400 million of 5.25% Senior Notes due in 2024 in a private offering.  The Notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee our revolving credit facility and certain other indebtedness.  We expect to use the net proceeds from this placement for general corporate purposes, including building new drilling rigs.

In addition, we amended our credit agreement governing our revolving credit facility to, among other things, voluntarily reduce the size of the revolving credit facility from US$850 million to US$650 million and extend the maturity to June 3, 2019.

As at December 31, 2014 we had $1,882 million outstanding under our senior unsecured notes.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$650 million (extendible, revolving term credit facility with US$250 million accordion feature)	Drawn US$26 million in outstanding letters of credit	General corporate purposes	June 3, 2019
Operating facilities (secured)
$40 million	Undrawn, except $20 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn, except US$8 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024

Our secured facility includes financial ratio covenants that are tested quarterly; we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is approximately 6.2%.

Hedge of investments in U.S. operations
Effective January 1, 2015 we have included the US$400 million of 5.25% Senior Notes due in 2024 as a designated hedge of our investment in our U.S. operations and now all of our U.S. dollar denominated Senior notes are designated as a hedge against our investment in our U.S. operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in earnings.

Average shares outstanding
The following table reconciles the weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended December 31,		Year ended December 31,
(Stated in thousands)	2014	2013	2014	2013
Weighted average shares outstanding – basic	292,791	280,388	292,533	277,583
Effect of warrants	-	7,710	-	9,327
Effect of stock options and other equity compensation plans	-	913	1,271	971
Weighted average shares outstanding – diluted	292,791	289,011	293,804	287,881

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2014
Quarters ended	March 31	June 30	September 30	December 31
Revenue	672,249	475,174	584,590	618,525
Adjusted EBITDA(1)	237,274	129,695	199,390	234,011
Net earnings (loss):	101,557	(7,174)	52,813	(114,044)
Per basic share	0.35	(0.02)	0.18	(0.39)
Per diluted share	0.35	(0.02)	0.18	(0.39)
Funds provided by operations(1)	231,393	97,805	196,217	172,059
Cash provided by operations	170,127	228,412	146,733	134,887
Dividends paid per share	0.06	0.06	0.06	0.07

	2013
Quarters ended	March 31	June 30	September 30	December 31
Revenue	595,720	378,898	488,450	566,909
Adjusted EBITDA(1)	215,181	88,248	137,660	197,744
Net earnings:	93,313	473	29,443	67,921
Per basic share	0.34	0.00	0.11	0.24
Per diluted share	0.33	0.00	0.10	0.24
Funds provided by operations(1)	144,682	33,791	127,684	155,816
Cash provided by operations	62,948	182,345	88,341	94,452
Dividends paid per share	0.05	0.05	0.05	0.06
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization) as reported in the Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash impairment, decommissioning, depreciation and amortization charges.

Operating Earnings (Loss)
We believe that operating earnings (loss), as reported in the Consolidated Statements of Earnings (Loss), is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward‐looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward‐looking information and statements").
In particular, forward looking information and statements include, but are not limited to, the following:
•	the payment of our declared quarterly dividend;
•	our capital expenditure plans for 2015;
•	the number of new build rigs to be delivered to customers including timing of delivery;
•	our expectations regarding North American drilling activity given the decline in oil prices;
•	the expected severity of the downturn in the oil and gas sector and our position heading into it;
•	our plans to continue growing our international business;
•	our strategic priorities for 2015;
•	the expected size of our rig fleet following our announced rig decommissioning, the review and reclassification of certain existing rigs and the scheduled delivery of new build and upgraded rigs;
•	continuing market demand for Tier 1 rigs;
•	future hiring plans in the event of a market upturn;
•	the timing regarding the outcome of the leave to appeal to the Supreme Court of Canada by Ontario Minister of Revenue involving one of our subsidiaries;
•	the expected use of the net proceeds from our 2014 Senior Notes offering; and
•	our expectations regarding our ability to remain compliant with our financial ratio covenants under our secured facility.

These forward‐looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:
•	our ability to react to customers’ spending plans as a result of the recent decline in oil prices;
•	the status of current negotiations with our customers and vendors;
•	continued market demand for Tier 1 rigs;
•	our ability to deliver rigs to customers on a timely basis;
•	the general stability of the economic and political environment in the jurisdictions where we operate;

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services and its impact on customer spending;
•	the risks associated with our investments in capital assets and changing technology;
•	shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	the existence of competitive operating risks inherent in our businesses;
•	changes in environmental and safety rules or regulations including increased regulatory burden on horizontal drilling and hydraulic fracturing;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2013, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov.  The forward-looking statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, unless so requires by applicable securities laws.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$491,481	$80,606
Accounts receivable	598,063	549,697
Inventory	9,170	12,378
Total current assets	1,098,714	642,681
Non-current assets:
Income tax recoverable	58,435	58,435
Property, plant and equipment	3,928,826	3,561,734
Intangibles	3,302	3,917
Goodwill	219,719	312,356
Total non-current assets	4,210,282	3,936,442
Total assets	$5,308,996	$4,579,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$493,038	$332,838
Income tax payable	7,184	4,060
Total current liabilities	500,222	336,898
Non-current liabilities:
Share based compensation	14,252	14,431
Provisions and other	14,837	17,836
Long-term debt	1,852,186	1,323,268
Deferred tax liabilities	486,133	487,347
Total non-current liabilities	2,367,408	1,842,882
Shareholders’ equity:
Shareholders’ capital	2,315,539	2,305,227
Contributed surplus	31,109	29,175
Retained earnings	48,426	88,416
Accumulated other comprehensive income (loss)	46,292	(23,475)
Total shareholders’ equity	2,441,366	2,399,343
Total liabilities and shareholders’ equity	$5,308,996	$4,579,123

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	2014	2013
Revenue	$618,525	$566,909	$2,350,538	$2,029,977
Expenses:
Operating	358,679	335,480	1,405,827	1,248,637
General and administrative	25,835	33,685	144,341	142,507
Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization	234,011	197,744	800,370	638,833
Depreciation and amortization	129,504	90,142	448,669	333,159
Loss on asset decommissioning	126,699	-	126,699	-
Operating earnings (loss)	(22,192)	107,602	225,002	305,674
Impairment of goodwill	95,170	-	95,170	-
Foreign exchange	1,169	(3,687)	(946)	(9,112)
Finance charges	30,468	23,328	109,701	93,248
Earnings (loss) before income taxes	(148,999)	87,961	21,077	221,538
Income taxes:
Current	3,189	14,681	10,172	45,017
Deferred	(38,144)	5,359	(22,247)	(14,629)
	(34,955)	20,040	(12,075)	30,388
Net earnings (loss)	$(114,044)	$67,921	$33,152	$191,150
Net earnings (loss) per share:
Basic	$(0.39)	$0.24	$0.11	$0.69
Diluted	$(0.39)	$0.24	$0.11	$0.66

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Net earnings (loss)	$(114,044)	$67,921	$33,152	$191,150
Unrealized gain on translation of assets and liabilities of operations denominated in foreign currency	71,779	57,780	171,092	109,195
Foreign exchange loss on net investment hedge with U.S. denominated debt, net of tax	(41,265)	(36,855)	(101,325)	(72,135)
Comprehensive income (loss)	$(83,530)	$88,846	$102,919	$228,210

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Cash provided by (used in):
Operations:
Net earnings (loss)	$(114,044)	$67,921	$33,152	$191,150
Adjustments for:
Long-term compensation plans	(4,544)	4,231	16,197	20,708
Depreciation and amortization	129,504	90,142	448,669	333,159
Loss on asset decommissioning	126,699	-	126,699	-
Impairment of goodwill	95,170	-	95,170	-
Foreign exchange	(2,845)	(4,703)	(3,971)	(9,216)
Finance charges	30,468	23,328	109,701	93,248
Income taxes	(34,955)	20,040	(12,075)	30,388
Other	(2,937)	(3,345)	(6,033)	(3,754)
Income taxes paid	(1,514)	(6,651)	(15,601)	(109,326)
Income taxes recovered	49	1,674	8,463	3,761
Interest paid	(49,258)	(37,276)	(103,816)	(89,156)
Interest received	266	455	919	1,011
Funds provided by operations	172,059	155,816	697,474	461,973
Changes in non-cash working capital balances	(37,172)	(61,364)	(17,315)	(33,887)
	134,887	94,452	680,159	428,086
Investments:
Purchase of property, plant and equipment	(338,250)	(123,042)	(856,690)	(535,804)
Proceeds on sale of property, plant and equipment	53,304	3,351	101,826	13,372
Changes in income tax recoverable	-	6,144	-	6,144
Changes in non-cash working capital balances	89,291	(26,690)	124,877	(10,247)
	(195,655)	(140,237)	(629,987)	(526,535)
Financing:
Increase in long-term debt	-	14,781	436,600	29,781
Repayment of long-term debt	-	-	(30,670)	-
Debt issue costs	-	-	(10,166)	(883)
Dividends paid	(20,496)	(16,618)	(73,142)	(58,113)
Issuance of common shares on the exercise of options	246	278	7,082	2,432
Issuance of common shares on the exercise of warrants	-	48,300	-	48,300
	(20,250)	46,741	329,704	21,517
Effect of exchange rate changes on cash and cash equivalents	14,408	(2,165)	30,999	4,770
Increase (decrease) in cash and cash equivalents	(66,610)	(1,209)	410,875	(72,162)
Cash and cash equivalents, beginning of period	558,091	81,815	80,606	152,768
Cash and cash equivalents, end of period	$491,481	$80,606	$491,481	$80,606

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	–	–	–	33,152	33,152
Other comprehensive income for the period	–	–	69,767	–	69,767
Dividends	–	–	–	(73,142)	(73,142)
Share options exercised	10,312	(3,230)	–	–	7,082
Share based compensation expense	–	5,164	–	–	5,164
Balance at December 31, 2014	$2,315,539	$31,109	$46,292	$48,426	$2,441,366

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	191,150	191,150
Other comprehensive income for the period	–	–	37,060	–	37,060
Dividends	–	–	–	(58,113)	(58,113)
Share options exercised	3,707	(1,275)	–	–	2,432
Shares issued on redemption of non-management directors’ DSUs	1,238	(1,031)	–	–	207
Warrants exercised	48,300	–	–	–	48,300
Share based compensation expense	–	7,007	–	–	7,007
Balance at December 31, 2013	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343

FOURTH QUARTER 2014 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, February 12, 2015.

The conference call dial in numbers are 1-866-226-1793 or 416-340-2216.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until March 12, 2015 by dialing 1-800-408-3053 or 905-694-9451, pass code 3574351.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1

Website:  www.precisiondrilling.com